Hard Creek Nickel Corporation
Consolidated Financial Statements
(Unaudited - Prepared by Management)
September 30, 2008

Consolidated Balance Sheets	Statement 1

Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit	Statement 2

Interim Consolidated Statements of Cash Flows	Statement 3

Notes to Interim Consolidated Financial Statements

Consolidated Schedule of Deferred Exploration and Development Costs	Schedule 1

Statement 1
Hard Creek Nickel Corporation
Consolidated Balance Sheets
(Unaudited - Prepared by Management)

ASSETS
	September 30, 2008	December 31, 2007
CURRENT
Cash and cash equivalents	$5,335,986	$9,707,914
Recoverable taxes	147,789	486,721
Mining tax credits	1,238,700	1,238,700
Prepaid expenses	100,127	95,866
	6,822,602	11,529,201

RECLAMATION BONDS	187,900	187,900
FURNITURE AND EQUIPMENT, net of accumulated amortization of $48,024
(2007: $38,198)	71,309	50,355
INTEREST IN MINERAL PROPERTIES (Note 4)	179,500	179,500
DEFERRED EXPLORATION AND
DEVELOPMENT COSTS (Schedule 1)	25,562,681	21,899,565
	$32,823,992	$33,846,521

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$489,332	$740,832
Due to related party (Note 6)	5,317	1,484
	494,649	742,316

FUTURE INCOME TAXES	1,084,809	1,084,809
	1,579,458	1,827,125
CONTINGENCIES AND COMMITMENTS (Notes 1 and 7)

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)	39,609,376	39,434,113
CONTRIBUTED SURPLUS (Note 5)	3,873,098	3,465,667
DEFICIT	(12,237,940)	(10,880,384)
	31,244,534	32,019,396
	$32,823,992	$33,846,521

APPROVED BY:

DIRECTOR	"MARK JARVIS"	DIRECTOR	"LYLE DAVIS"

(See accompanying notes)

Statement 2
Hard Creek Nickel Corporation
Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Unaudited - Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

ADMINISTRATIVE EXPENSES
Amortization	$5,408	$2,360	$15,234	$7,172
Consulting	30,594	38,162	135,668	119,077
Consulting - stock-based	-	213,532	57,005	815,942
Office and general	130,810	73,143	292,868	234,635
Investor relations	168,671	199,463	494,411	511,374
Investor relations - stock-based	55,872	-	174,552	-
Legal and audit	75,988	46,897	140,346	115,863
Management fees	33,000	29,500	95,500	79,000
Management fees - stock based	9,967	-	183,122	-
Property evaluation	-	-	7,267	3,314
Property impairment	-	-	-	68,158
Salaries and benefits	11,742	7,100	35,709	13,380
Salaries and benefits - stock based	1,993	-	36,573	-
Travel and promotion	52,646	54,007	85,371	147,960

LOSS BEFORE OTHER INCOME AND	576,691	664,164	1,753,626	2,115,875
INCOME TAXES

OTHER INCOME
Interest and other	(14,950)	(45,790)	(396,070)	(84,633)

LOSS BEFORE INCOME TAXES	561,741	618,374	1,357,556	2,031,242

FUTURE INCOME TAXES	-	(137,059)	-	(394,588)
(RECOVERY) (Note 5)

NET LOSS AND COMPREHENSIVE	561,741	481,315	1,357,556	1,636,654
LOSS
DEFICIT, BEGINNING OF PERIOD	11,676,199	11,225,701	10,880,384	10,070,362

DEFICIT, END OF PERIOD	$12,237,940	$11,707,016	$12,237,940	$11,707,016

BASIC AND DILUTED LOSS PER	$(0.01)	$(0.01)	$(0.02)	$(0.03)
SHARE

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	60,370,592	57,771,582	60,300,154	53,393,291

(See accompanying notes)

Statement 3
Hard Creek Nickel Corporation
Interim Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)

		Three Months		Three Months		Nine Months		Nine Months
		September 30,		September 30,		September 30,		September 30,
		2008		2007		2008		2007
OPERATING ACTIVITIES
Net loss		$(561,741)		$(481,315)		$(1,357,556)		$(1,636,654)
Non cash items
- amortization		5,408		2,360		15,234		7,172
- property impairment		-		-		-		68,158
- stock-based compensation		67,832		216,867		451,252		815,942
- future income tax recovery		-		(137,059)		-		(394,588)

		(488,501)		(399,147)		(891,070)		(1,139,970)
Change in non-cash working		(240,483)		396,891		87,004		968,180
capital

		(728,984)		(2.256)		(804,066)		(171,790)
INVESTING ACTIVITIES
Purchase of office and exploration		-		-		(36,188)		(5,160)
equipment
Exploration and development costs		(1,514,829)		(2,822,869)		(3,601,674)		(5,135,895)
		(1,514,829)		(2,822,869)		(3,637,862)		(5,141,055)
FINANCING ACTIVITIES
Proceeds from share issuances, net		-		1,351,600		70,000		16,310,981
of issue costs
Net increase in restricted cash		-		2,615,689		-		(160,179)
		-		3,967,289		70,000		16,150,802
NET DECREASE IN CASH AND		(2,243,813)		1,142,164		(4,371,928)		10,837,957
CASH EQUIVALENTS
CASH AND CASH EQUIVALENTS,		7,579,799		11,254,784		9,707,914		1,558,991
BEGINNING OF PERIOD

CASH AND CASH EQUIVALENTS,		$5,335,986		$12,396,948		$5,335,986		$12,396,948
END OF PERIOD

Supplementary Information:
Income tax paid	$	Nil	$	Nil	$	Nil	$	Nil
Interest paid	$	Nil	$	Nil	$	Nil	$	Nil

Non-cash transactions:
2007
Warrants with an estimated fair value of $482,700 were issued to brokers as fees relating to brokered private placements. (Note 5)

(See accompanying notes)

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)
September 30, 2008

1.	NATURE OF OPERATIONS

The Company is engaged in the acquisition and exploration of mineral properties. The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "HNC".

The recoverability of carrying amounts for mineral properties and related deferred exploration and development costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral properties, the ability of the Company to obtain necessary financing to complete exploration and development, achievement of future profitable production or proceeds from the disposition thereof. The Company has not determined whether these properties contain ore reserves that are economically recoverable

These consolidated financial statements have been prepared under a going concern assumption which contemplates the Company will continue operations, realize the carrying value of its assets and discharge its liabilities in the normal course of business. Should the going concern assumption not continue to be appropriate, adjustments to carrying values may be required.

2.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company has adopted the following Sections issued or amended by the CICA.

Section 1400, General Standards of Financial Statement Presentation
Section 1535, Capital Disclosures
Section 3862, Financial Instruments Disclosures
Section 3863, Financial Instruments Presentation

Adoption of these new accounting standards has no material impact on the amounts reported in the Company's financial statements as they relate primarily to disclosure.

3.	SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles, the more significant of which are as follows:

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Canadian Metals Exploration Ltd. All significant intercompany balances and transactions have been eliminated.

b)	Equipment and amortization

Equipment is recorded at cost and amortization is calculated at the following annual rates, which are intended to amortize the cost over the estimated useful lives of the assets:

Computer equipment	30% declining balance
Vehicles	30% declining balance
Exploration equipment	20% declining balance
Office equipment and furniture	20% declining balance

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)
September 30, 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	c)	Mineral property interests

The Company records its interests in unproven mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs incurred for acquisition, including where applicable, option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or management has determined impairment in value.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment on a reporting period basis or as events and changes in circumstances warrant based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs for acquisition and deferred exploration as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests. Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the resource on the units of production method.

	d)	Stock-based compensation

The Company may grant from time to time, stock options to executive officers, directors and consultants. The Company records all stock based awards made using a fair value method. All stock based awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, or recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

The fair values of options and other stock-based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

	e)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, resource property carrying values, useful lives of equipment for amortization, determination of fair value for stock based transactions, financial instruments, reporting of tax credits and future income taxes. Financial results as determined by actual events could differ from those estimates.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)
September 30, 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f)	Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Future income tax recoveries that may arise from the reversal of timing differences between the tax basis and reporting basis of assets, liabilities and operating results are recorded as assets only when there is likelihood of realization. (See Note 3(i))

	g)	Risk Management

The Company is engaged primarily in mineral exploration and is exposed to related industry risks including recovery, commodity and market risks.

The Company is at risk for environmental issues relating to mineral exploration. In management's opinion, the Company develops and follows policies that are designed to comply with and follow government and industry environmental regulations related to its principal activity. However, there is no certainty that all environmental risks can be addressed

The Company's functional currency is the Canadian dollar. All current operations occur within Canada.

The Company generates nominal revenues and is not exposed to significant credit concentration risk, interest rate risk or foreign exchange risk.

	h)	Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at average market price during the period. Diluted loss per share is equal to that of basic loss per share as the effects of stock options and warrants are anti-dilutive.

	i)	Share capital - Flow-through shares

The Company renounces qualifying Canadian exploration expenditures to certain share subscribers who subscribe for flow-through shares in accordance with the Income Tax Act (Canada). Under these provisions the Company is required to incur and renounce qualifying expenditures on a timely basis for the respective flow-though subscriptions and accordingly, it is not entitled to the related tax deductions and tax credits for such expenditures.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)
September 30, 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	i)	Share capital - Flow-through shares (cont.)

The Company follows recommendations by the Emerging Issues Committee ("EIC") of the CICA relating to the issuance of flow-through shares. EIC 146 requires the recognition of future income tax liabilities relating to the issuance of flow-through shares as a direct reduction in share capital in the period of completion of applicable tax filings renouncing qualifying Canadian exploration expenditures to the share subscribers. The Company will recognize future income tax recoveries by applying available non-capital losses and other deductible temporary differences not previously recognized to offset any future income tax liability resulting from the issuance of flow-through shares. The resulting future income tax recovery is recognized in operating results in the same period.

	j)	Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long- lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs and are accounted for in the same manner as all other capitalized costs.

The Company's resource activities are subject to environmental regulations promulgated by government agencies. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is continually evolving with more onerous standards, including the imposition of fines and penalties for non- compliance.

Management is not aware of any significant known or anticipated liability or reclamation requirement arising from its past or current operations.

	k)	Impairment of long-lived assets

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Impairment determinations are based on management's estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using management's fair value determinations of estimated recoverable value.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)
September 30, 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	l)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

	m)	Mining tax credits

Mining tax credits are recorded as either a reduction of the cost of applicable assets or credited in the statement of operations depending on the nature of the expenditures giving rise to the credits. Claims for tax credits are accrued upon the Company attaining reasonable assurance of acceptance and payment entitlement from the appropriate government agency.

	n)	Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be accurately measured it is recorded at the carrying amount of the asset given up adjusted by the fair value of any monetary consideration received or given.

4.	INTEREST IN MINERAL PROPERTIES

Turnagain property acquisition costs and terms are as follow:

	September 30, 2008	December 31, 2007
Acquisition costs	$179,500	$179,500

The Company has a 100% interest in 81 mineral claims, located along the Turnagain River in northern British Columbia and totalling 30,544 hectares. One of the claims is subject to a 4% net smelter return (NSR). The Company has the option to purchase all or part of the NSR at any time within four years of commencement of commercial production for a price of $1,000,000 per 1% NSR.

During the nine months ended September 30, 2008, the Company incurred costs totalling $3,640,878 (2007 - $5,067,737) for exploration and development on the Turnagain property.

The company also has 100% interest in six other mineral properties in the vicinity of the Turnagain property including the Green, Cot, Lunar, Bobner, Lime and the Dease Lime Claims.

Two of the properties, Green and Cot, were acquired in 2004 by staking and have been mapped and sampled by exploration crews. There was no work completed on these properties in during the first nine months of 2008.

In March 2006, the Company acquired by staking the Lunar property located approximately 130km southeast of the Turnagain property, the size of this claim block is approximately 2,410 hectares. There was no work completed on these properties in during the first nine months of 2008.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)
September 30, 2008

4.	INTEREST IN MINERAL PROPERTIES (Cont.)

The Bobner Creek 1-6 claims were transferred to the Company in October 2006 following a successful lawsuit. Some prospecting work was conducted on the Bobner claims during the third quarter of 2008. Assessment work will be filed for these claims to keep them in good standing. An additional area of 305 ha contiguous to the existing claim area was added in August 2008.

In May 2006, the Company acquired by staking, the Lime properties which includes non-contiguous Lime 1 and Lime 2 claim blocks. They consist of approximately 1,133 hectares and are located approximately 15km and 35km, respectively, west of the Turnagain property. During the nine months ended September 30, 2008, the Company incurred costs totalling $7,441 (2007 - $Nil).

The Dease Lime Claims were obtained by staking in August 2008, initial prospecting on these claims will be conducted in 2009.

In July 2006, the Company acquired, by map staking, the Conuma claim block on Vancouver Island, the size of this claim block is approximately 8,495 hectares. During the nine months ended September 30, 2008, the Company incurred costs totalling $6,779 (2007 - $25,305).

The Nootka claims, located 28km south of the Conuma claims, were acquired in April 2007 by map staking. The claims cover an area of approximately 1,970 hectares. During the nine months ended September 30, 2008, the Company incurred costs totalling $8,018 (2007 - $Nil).

5.	SHARE CAPITAL

Authorized:

Unlimited common shares without par value

	September 30, 2008		December 31, 2007
	Number of		Number of
	Shares	$	Shares	$
Issued and outstanding:
Balance, beginning of period	60,220,592	39,434,113	49,322,614	24,276,925
Private placements, net of costs i)	-	-	6,844,571	14,083,446
Exercise of options ii)
	150,000	175,263	292,500	268,718
Exercise of warrants iii)	-	-	3,760,907	3,170,679
Future income taxes on renounced
flow-through shares (see below)	-	-	-	(2,365,655)

Balance, end of period	60,370,592	39,609,376	60,220,592	39,434,113

2007 share transactions:

(i)	In March 2007, the Company completed a non-brokered private placement for 250,000 flow-through common shares at $2.00 per share for total proceeds of $500,000.

In May 2007, the Company completed a brokered private placement of 1,119,268 flow-through common shares at a price of $2.80 per share for gross proceeds of $3,133,950 and 5,419,603 non flow-through units at a price of $2.20 per unit for gross proceeds of $11,923,127.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)
September 30, 2008

5.	SHARE CAPITAL (Cont.)

Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $3.00 per share on or before November 22, 2008. The fair value of the warrant included in the unit was determined to be $0.46.

As consideration for their services under the brokered private placement, the Agents received a cash commission of $1,053,994 and 653,887 share purchase warrants valued at $482,700. These costs were offset against the gross proceeds. The Agent Warrants are exercisable into one common share at $2.80 for a period of 18 months.

The Company also completed a non brokered private placement of 35,700 flow-through common shares at a price of $2.80 per share for gross proceeds of $99,960 and 20,000 non flow-through units at a price of $2.20 per unit for gross proceeds of $44,000.

Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $3.00 per share with an expiry of 18 months or November 29, 2008. The fair value of the warrant included in the unit was determined to be $0.56.

During the year, the Company incurred other share issue costs of $80,897 for legal and filings fees.

(ii)

During the year, 292,500 share purchase options were exercised for total cash proceeds of $192,250. The Company previously allocated $76,468 to contributed surplus for the fair value of these options. Upon exercise, contributed surplus was reduced by this amount and reallocated to share capital.

(iii)

During the year, 3,760,907 share purchase warrants, with exercise prices ranging from $0.50 to $1.40 per share, were exercised for total cash proceeds of $3,077,626. The Company previously allocated $93,053 to contributed surplus for the fair value of 311,334 agent warrants. Upon exercise, contributed surplus was reduced by this amount and reallocated to share capital.

2008 share transactions:

(i)

During the first nine months, 150,000 share purchase options were exercised for total cash proceeds of $70,000. The Company previously allocated $105,263 to contributed surplus for the fair value of these options. Upon exercise, contributed surplus was reduced by this amount and reallocated to share capital.

Flow-through shares

In accordance with Canadian generally accepted accounting standards relating to the issuance of flow-through shares (refer to note 3(i)), the Company recorded a future income tax liability and a corresponding reduction to share capital on completion of applicable tax filings renouncing qualifying Canadian exploration expenditures of $Nil (2007-$3,703,495) on flow-through share subscriptions during the nine months ended September 30, 2008.

As a result of the renunciation, the Company recognized a future income tax liability of $Nil (2007-$1,262,892) which has been reduced by the realization of previously unrecognized losses and available tax benefits from tax pools and other deductible temporary deductions. The realized potential tax benefit of the losses and other items from the current and prior periods was recorded as a future income tax recovery of $Nil (2007 - $394,588) in the results of operations for the nine months ended September 30, 2008.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)
September 30, 2008

5.	SHARE CAPITAL (Cont.)

Stock Options:

The Company has a formal rolling stock option plan whereby options may be granted to directors, employees and/or consultants by the board of directors. The number of options that may be granted is limited to 10% of the total shares issued and outstanding, The exercise price of the options granted will be no less than the discounted market price of the Company's shares and the maximum term of the options will be 5 years or such longer term as permitted by the Toronto Stock Exchange. A summary of the Company's stock option activity is as follows:

	September 30, 2008		December 31, 2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Balance, beginning of period	4,595,000	$1.05	3,745,000	$0.74
Granted	1,795,000	1.00	1,142,500	1.97
Exercised	(150,000)	0.47	(292,500)	0.66
Cancelled	(700,000)	1.09	-	-
Balance, end of year	5,540,000	$1.05	4,595,000	$1.05
Exercisable, at end of period	5,047,500	$1.05	4,107,500	$0.99

During the nine months ended September 30, 2008, the Company granted a total of 1,795,000 (2007 - 660,000) stock options to consultants and employees. The stock options were determined to have a fair value of 512,694 or $0.29 per option (2007 - $384,861 or $0.58 per option). Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair values of the option grants are expected to be recognized over the vesting periods of the options.

Management determined the fair value of the stock options using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Risk-free interest rate	4.87	4.87
Dividend yield	0%	0%
Volatility factor	64 - 88%	63-67%
Expected option life	2-5 Yrs.	2-5 Yrs.

As of September 30, 2008, 5,047,500 stock options have vested and 492,500 stock options remain unvested. The weighted average remaining lives of the vested and unvested stock options are 2.22 years and 3.11 years, respectively.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)
September 30, 2008

5.	SHARE CAPITAL (Cont.)

Share Purchase Warrants:

The Company issues whole share purchase warrants, half share purchase warrants and / or agents warrants in connection with its ongoing brokered and non-brokered private placements. A summary of the Company's share purchase warrant activity is as follows:

	September 30, 2008		December 31, 2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Balance, beginning of period	3,373,689	$2.96	4,001,920	$0.88
Issued	-	-	3,373,689	2.96
Exercised	-	-	(3,760,907)	0.82
Expired	(653,887)	3.00	(241,013)	1.40
Balance, end of period	2,719,802	$1.00	3,373,689	$2.96

On April 3, 2008, the Company granted an extension and repriced 2,719,802 share purchase warrants issued in connection with the May 2007 private placements. The warrants exercise price was amended to $1.00 per common share from $3.00 per share. The warrants were also granted an additional six month extension to their original expiry dates of November 22, 2008 and November 29, 2008. The amended warrants are subject to a forced exercise provision, whereby, if the Company's shares trade at a price greater than $1.20 for 10 consecutive days, then the warrants may be exercised for a 30 day period or expire.

The weighted average remaining life of all outstanding share purchase warrants is 0.64 years.

Contributed Surplus:
Changes to the Company's contributed surplus are summarized as follows:

	September 30, 2008	December 31, 2007

Balance, beginning of period	$3,465,667	$2,066,834
Stock-based compensation	512,694	1,085,653
Brokers' warrants	-	482,700
Stock options and brokers' warrants exercised	(105,263)	(169,520)

Balance, end of period	$3,873,098	$3,465,667

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)
September 30, 2008

6.	RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2008, the Company incurred the following expenditures with directors and officers and/or companies controlled by directors and/or officers:

	September 30, 2008	September 30, 2007

Geological and project management services	$222,100	$373,138
Management fees	95,500	79,000
Stock-based compensation	203,056	-
	$520,656	$452,138

Related party transactions have been recorded at their exchange amount, which is the amount agreed to by the related parties. At September 30, 2008 there was one director who was owed $5,317 for unpaid fees.

7.	CONTINGENCIES

In July 2004, Quorum Capital Corp. (believed to be controlled by the former consultant) filed a counter suit against the Company, claiming, among other things, loss of economic opportunity with respect to the above mentioned claims.

In August 2004, Stewart Jackson, a former director, issued a writ of summons in which he claimed the sum of $17,500 pursuant to an alleged consulting contract. The Company denies any liability and has defended the claims on the basis that it had tendered all monies owing to Mr. Jackson. In December 2004, the Company issued a counterclaim against Mr. Jackson wherein the Company claimed damages for actions of Mr. Jackson which resulted in the issuance of a cease trade order against the Company and the damages suffered by the Company from the resulting investigation by the B.C. Securities Commission. Further damages were claimed in the counterclaim in respect of payments made to Mr. Jackson which the Company alleges he was not entitled to. The Company further claims the recovery of 113,636 shares and 113,636 share purchase warrants issued by the Company to Mr. Jackson with the funds that the Company maintains were not payable to Mr. Jackson.

In December 2004, the Company filed a counter claim against Quorum Capital Corp. and Mr. Wolf Wiese, alleging that Quorum and Mr. Wiese engaged in a series of transactions through which Quorum improperly received $327,249 and 1,418,711 securities issued by the Company. The Company also claimed for damages in relation to a B.C. Securities Commission proceeding in which the Company was penalized $20,000 for disclosure infractions under NI 43-101.

In January 2005, Quorum Capital Corp. and Mr. Wolf Wiese commenced an action against the Company and Mr. Mark Jarvis, the Company President, for libel, contending that the December 17, 2004 news release issued by the Company with respect to the Company's counterclaims was libellous and untrue.

In September 2008, all of these lawsuits were settled by mutual release and mutual dismissal, no parties were required to pay any amount.

Schedule 1
Hard Creek Nickel Corporation
Consolidated Schedule of Deferred Exploration and Development Costs
(Unaudited - Prepare by Management)
For The Nine Months Ended September 30, 2008

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	September 30,
	2006	2007	2007	2008	2008

Assays and testing	$1,320,636	$506,243	$1,826,879	$112,804	$1,939,683
Claims renewal /Staking	301,990	88,552	390,542	13,539	404,081
Drilling	7,241,362	4,367,019	11,608,381	803,908	12,412,289
Environmental studies	146,125	330,587	476,712	403,409	880,121
Exploration data management	560,922	154,042	714,964	72,233	787,197
First Nations	-	-	-	10,780	10,780
Geochemistry	60,136	20,835	80,971	10,485	91,456
Geological services	2,362,395	1,700,874	4,063,269	1,036,275	5,099,544
Geophysical services	550,170	60,145	610,315	40,638	650,953
Metallurgy	472,149	576,827	1,048,976	510,430	1,559,406
Petrographic work	23,992	12,327	36,319	7,638	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	561,528	334,027	895,555	236,262	1,131,817
Transportation	1,081,587	593,542	1,675,129	404,715	2,079,844
Write down property	-	(68,158)	(68,158)	-	(68,158)
Mining tax credits	-	(1,566,304)	(1,566,304)	-	(1,566,304)

	$14,789,007	$7,110,558	$21,899,565	$3,663,116	$25,562,681